Exhibit 99.1

FCA announces information in distribution of shares in GEDI Gruppo Editoriale
Fiat Chrysler Automobiles N.V. (NYSE:FCAU; MTA:FCA) ("FCA") announced today the completion of the sale by intermediaries of ordinary shares in GEDI Gruppo Editoriale S.p.A. ("GEDI") on behalf of FCA shareholders that were unable to take delivery of the shares to which they were otherwise entitled in the distribution. As previously announced, the GEDI ordinary shares distributed by FCA were not made available to holders in the U.S. and were only delivered through intermediaries that are participants in the Monte Titoli system. FCA shareholders that were ineligible to receive GEDI ordinary shares to which they were otherwise entitled or that did not make timely arrangements to have such shares credited to the account of a Monte Titoli participant were to have such shares aggregated and sold on the open market. The net proceeds after completing all such sales are to be paid pro rata in cash to the FCA shareholders otherwise entitled thereto after conversion of any amount received in any other currency to US dollars.
Following the completion of these sales, FCA anticipates that these shareholders will receive, in lieu of the distribution of GEDI ordinary shares, a cash payment of USD 0.041340 equivalent to € 0.035653 per FCA common share. This payment, less any applicable withholding tax, is expected to be credited to the applicable DTC participant’s account on November 1, 2017. Individual shareholders’ accounts will be credited thereafter depending on a shareholder’s individual custodial or brokerage arrangements.
Additional information related to the distribution of the GEDI ordinary shares to FCA shareholders has been made available on the investor relations page of the FCA website at https://www.fcagroup.com/en-US/investors/Pages/gedi-disclaimer.aspx.
London, 28 October 2017

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